FILE NO. 333-150523
                                                                    CIK #1402920


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to
                             Registration Statement
                                       on
                                    Form S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN UNIT TRUSTS, SERIES 767

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                522 Fifth Avenue
                            New York, New York 10036

     D.   Name and complete address of agents for service:

              Mark J. Kneedy                       Amy R. Doberman
              Chapman and Cutler LLP               Managing Director
              111 West Monroe Street               Van Kampen Investments Inc.
              Chicago, Illinois  60603             522 Fifth  Avenue, 22nd Floor
                                                   New York, New York  10036


     E. Title of securities being registered: units of undivided fractional beneficial interest.

     F.   Approximate date of proposed sale to the public:


  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

     / X / Check box if it is proposed that this filing will become effective at 2:00 p.m. on June 19, 2008 pursuant to Rule 487.





BRIC Opportunity Portfolio 2008-3

Ardour Global Alternative Energy Portfolio 2008-3

Cohen & Steers International Real Estate Portfolio 2008-3

Stanford Global Water Portfolio 2008-3


(Van Kampen Unit Trusts, Series 767)


--------------------------------------------------------------------------------

   Each unit investment trust named above (the "Portfolios") invests in portfolio of stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.


                                  June 19, 2008


       You should read this prospectus and retain it for future reference.

--------------------------------------------------------------------------------

  The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.




Van Kampen
Investments




BRIC Opportunity Portfolio

   Investment Objective. The Portfolio seeks above-average capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks of companies headquartered or incorporated in Brazil, Russia, India or China (known as the "BRIC" countries). The Portfolio was selected by Horizon Investment Services, LLC (the "Portfolio Consultant" for the Portfolio) using its Quadrix rating system. Quadrix is a proprietary system that seeks to identify factors that contribute to historical performance of a group of stocks.

   In selecting the portfolio securities, the Portfolio Consultant screened Brazilian, Russian, Indian, and Chinese companies with shares traded in the United States. Companies identified as being from Hong Kong were treated as Chinese provided they are headquartered or incorporated in China. The Portfolio Consultant then analyzed these stocks using its Quadrix rating system, eliminating any securities that did not have sufficient data available for meaningful analysis. The Portfolio Consultant then eliminated securities based on analysis of market capitalization and recent historical trading volume as compared to all other securities and as compared to other securities in each individual BRIC country group. The Portfolio Consultant then ranked the remaining stocks based on the following factors:

     o Total Return for the Past Six Months - The percentage return on a stock over most recent six months, reflecting dividends and change in stock price.

     o Total Return for the Past Twelve Months - The percentage return on a stock over most recent twelve months, reflecting dividends and change in stock price.

     o Price/Book Value Ratio - Stock price divided by current book value per share.

     o One-Year Earnings Growth - The difference between operating earnings per share in the most recent four quarters divided by operating earnings per share in the four quarters one year earlier, expressed as a percentage.

     o Price/Earnings Ratio - Stock price divided by earnings per share from operations over past four quarters.

   The Portfolio Consultant selected 25 of the top ranked stocks for the Portfolio based on this analysis, seeking to create a portfolio diversified across all of the BRIC countries.

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o Stocks of foreign companies in the Portfolio present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

     o The Portfolio is considered to be concentrated in the emerging markets of Brazil, Russia, India and China. Investing in emerging markets entails the risk that news and events unique to a country or region will affect those markets and their issuers. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets.

     o The Portfolio Consultant's stock selection strategy may not be successful in identifying stocks that appreciate in value. The Portfolio may not achieve its objective of this happens. o The Portfolio is concentrated in securities issued by companies in the telecommunications sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

     o We do not actively manage the portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                    Fee Table

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                       As a % of
                                        Public    Amount
                                       Offering   Per 100
Sales Charge                             Price     Units
                                       --------- ---------
Initial sales charge                    1.000%   $10.000
Deferred sales charge                   1.450     14.500
Creation and development fee            0.500      5.000
                                       ------     ------
Maximum sales charge                    2.950%   $29.500
                                       ======     ======
Maximum sales charge on
   reinvested dividends                 0.000%   $ 0.000
                                       ======     ======


                                        As a %    Amount
                                        of Net    Per 100
                                        Assets     Units
                                       --------- ---------
Organization Costs                      0.265%    $2.563
                                       ======     ======
Annual Expenses
Trustee's fee and operating expenses    0.137%    $1.322
Supervisory, bookkeeping
  and administrative fees               0.041      0.400
                                       ------     ------
Total                                   0.178%    $1.722
                                       ======     ======


                                     Example

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.

     1 year                             $     338
     3 years                                  826
     5 years                                1,340
     10 years                               2,740


     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from October 10, 2008 through March 9, 2009. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                              Essential Information

  Unit Price at Initial Date of Deposit          $10.0000

  Initial Date of Deposit                   June 19, 2008

  Mandatory Termination Date           September 18, 2009

  Estimated Net Annual Income*          $0.15310 per Unit

  Estimated Initial Distribution*          $0.05 per Unit

  Record Dates                     10th day of April 2009

  Distribution Dates               25th day of April 2009

  CUSIP Numbers                          Cash - 92119F481
                                    Reinvest -  92119F499
                                Wrap Fee Cash - 92119F507
                            Wrap Fee Reinvest - 92119F515
--------------------------------------------------------------------------------

     * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions."



BRIC Opportunity Portfolio 2008-3

Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                               Current             Cost of
Number                                                    Market Value         Dividend            Securities to
of Shares       Name of Issuer (1)                        per Share (2)        Yield (3)           Portfolio (2)
----------      -----------------------------------       ---------------      -----------         --------------
                Brazil - 31.82%
+       260       Banco Bradesco S.A. - ADR                $       22.2200             2.02%        $    5,777.20
+       255       Banco Itau Holding Financeira S.A. - ADR         22.3800             1.97              5,706.90
+       164       Brasil Telecom S.A. - ADR                        34.8200             6.53              5,710.48
+       112       Companhia de Saneamento Basico do
                   Estado de Sao Paulo - ADR                       53.3400             2.05              5,974.08
+       246       Companhia Energetica de Minas
                   Gerais - ADR                                    23.7800             2.71              5,849.88
+       311       Companhia Paranaense de Energia-
                   Copel - ADR                                     18.7600             2.94              5,834.36
+        85       Petroleo Brasileiro S.A. - ADR                   68.6500             1.10              5,835.25
+       228       Tele Norte Leste Participacoes S.A. - ADR        26.1700             4.00              5,966.76
                China - 24.62%
+       164       Aluminum Corporation of China, Ltd. - ADR        35.8000             2.33              5,871.20
+       109       China Life Insurance Company, Ltd. - ADR         55.4400             0.49              6,042.96
+       102       China Telecom Corporation, Ltd. - ADR            58.9500             1.84              6,012.90
+       307       China Unicom, Ltd. - ADR                         19.4200             1.20              5,961.94
+        45       PetroChina Company, Ltd. - ADR                  134.5300             3.52              6,053.85
+       151       Sinopec Shanghai Petrochemical
                   Company, Ltd. - ADR                             40.8300             1.28              6,165.33
                India - 23.60%
+       363       Dr. Reddy's Laboratories, Ltd. - ADR             16.4500             0.56              5,971.35
+        68       HDFC Bank, Ltd. - ADR                            84.1200             0.62              5,720.16
+       127       Infosys Technologies, Ltd. - ADR                 45.4300             0.68              5,769.61
+       219       Satyam Computer Services, Ltd. - ADR             26.1600             0.67              5,729.04
+       294       Tata Communications, Ltd. - ADR                  19.3700             1.13              5,694.78
+       437       Wipro, Ltd. - ADR                                13.1000             0.57              5,724.70
                Russia - 19.96%
+        57       LUKOIL - ADR                                    105.0000             1.25              5,985.00
+       111       Mechel - ADR                                     52.1700             1.25              5,790.87
+        71       Mobile TeleSystems - ADR                         81.3400             1.99              5,775.14
+        86       Rostelecom - ADR                                 68.0100             0.43              5,848.86
+       188       Vimpel-Communications - ADR                      31.1900             0.89              5,863.72
-----------                                                                                         -------------
      4,560                                                                                         $  146,636.32
===========                                                                                         =============


See "Notes to Portfolios".


Ardour Global Alternative Energy Portfolio

   Investment Objective. The Portfolio seeks total return.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks from the Ardour Global Alternative Energy IndexSM (Extra Liquid) (the AGIXL Index) prior to the Portfolio's formation. The Portfolio does not invest in all of the stocks from the AGIXL Index or replicate the component weightings.

   The Ardour Global Alternative Energy IndexesSM were introduced on 05/17/06. The Portfolio is based on the AGIXL Index, which generally consists of 30 of the most liquid stocks in the Ardour Global Alternative Energy IndexSM (Composite). The Ardour Global Alternative Energy IndexSM (Composite) is designed to serve as an equity benchmark for globally traded stocks of companies which are principally engaged in the field of alternative energy technologies, including renewable energy, alternative fuels and related enabling technologies.

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o The Portfolio is considered to be concentrated in securities issued by companies in the alternative energy industry. A concentration makes the Portfolio subject to more risk. Specifically, the alternative energy industry can be significantly affected by factors such as: obsolescence of existing technology, short product cycles, legislation resulting in more strict government regulations and enforcement policies, fluctuations in energy prices and supply and demand of alternative energy fuels, energy conservation, the success of exploration projects, the supply of and demand for oil and gas, world events and economic conditions. In addition, shares in the companies involved in this industry have been significantly more volatile than shares of companies operating in other more established industries and the securities included in the Portfolio may be subject to sharp price declines. This industry is relatively nascent and under-researched in comparison to more established and mature sectors, and should therefore be regarded as having greater investment risk.

     o Stocks of foreign companies in the Portfolio present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

     o The Portfolio invests significantly in stocks of small companies. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small companies may have limited products or financial resources, management inexperience and less publicly available information.

     o The Portfolio does not seek to replicate all of the components of the AGIXL Index or its component weightings and the stocks in the Portfolio will not change if the index components, or their weightings within the index, change. The performance of the Portfolio will not correspond with the AGIXL Index for this reason and because the Portfolio incurs a sales charge and expenses. The Portfolio is not intended to replicate the performance of the index.

     o We do not actively manage the portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                    Fee Table

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                       As a % of
                                        Public    Amount
                                       Offering   Per 100
Sales Charge                             Price     Units
                                       --------- ---------
Initial sales charge                    1.000%   $10.000
Deferred sales charge                   1.450     14.500
Creation and development fee            0.500      5.000
                                       ------     ------
Maximum sales charge                    2.950%   $29.500
                                       ======     ======
Maximum sales charge on
   reinvested dividends                 0.000    $ 0.000
                                       ======     ======


                                        As a %    Amount
                                        of Net    Per 100
                                        Assets     Units
                                       --------- ---------
Organization Costs                      0.210%    $2.031
                                       ======     ======
Annual Expenses
Trustee's fee and operating expenses    0.554%    $5.364
Supervisory, bookkeeping
  and administrative fees               0.041      0.400
                                       ------     ------
Total                                   0.595%    $5.764
                                       ======     ======


                                     Example

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.

     1 year                             $     373
     3 years                                  931
     5 years                                1,513
     10 years                               3,080


     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from October 10, 2008 through March 9, 2009. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                              Essential Information

  Unit Price at Initial Date of Deposit          $10.0000

  Initial Date of Deposit                   June 19, 2008

  Mandatory Termination Date           September 18, 2009

  Estimated Net Annual Income*                        N/A

  Record Dates                     10th day of April 2009

  Distribution Dates               25th day of April 2009

  CUSIP Numbers                          Cash - 92119F523
                                    Reinvest -  92119F531
                                Wrap Fee Cash - 92119F549
                            Wrap Fee Reinvest - 92119F556
--------------------------------------------------------------------------------

     * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions."




Ardour Global Alternative Energy Portfolio 2008-3

Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                               Current             Cost of
Number                                                    Market Value         Dividend            Securities to
of Shares       Name of Issuer (1)                        per Share (2)        Yield (3)           Portfolio (2)
----------      -----------------------------------       ---------------      -----------         --------------
                Austria - 3.59%
+       128       Oesterreichische
                    Elektrizitaetswirtschafts-AG              $   91.6151              1.14%        $   11,726.74
                British Virgin Isles - 3.56%
+       542       Renesola, Ltd. - ADR                            21.4900              0.00             11,647.58
                Canada - 3.42%
+       359       Methanex Corporation                            31.1236              1.57             11,173.35
                Cayman Islands - 17.05%
+       541       JA Solar Holdings Company, Ltd. - ADR           21.0100              0.00             11,366.41
+       277       LDK Solar Company, Ltd. - ADR                   38.5800              0.00             10,686.66
+       267       Suntech Power Holdings Company,
                   Ltd. - ADR                                      41.4900             0.00             11,077.83
+       285       Trina Solar, Ltd. - ADR                         38.9800              0.00             11,109.30
+       573       Yingli Green Energy Holding Company,
                   Ltd. - ADR                                      19.9900             0.00             11,454.27
                China - 7.39%
+     8,500       BYD Company, Ltd.                                1.3401              3.55             11,391.11
+     4,000       Dongfang Electric Company, Ltd.                  3.1842              1.07             12,736.68
                Denmark - 3.37%
+        79       Vestas Wind Systems A/S                        139.1825              0.00             10,995.42
                Germany - 13.56%
+       474       Conergy AG                                      23.4701              0.52             11,124.85
+       249       Nordex AG                                       44.6229              0.00             11,111.10
+       101       Q-Cells AG                                     108.5863              0.00             10,967.22
+       232       Solarworld AG                                   47.7552              0.36             11,079.21
                Japan - 3.57%
+       300       Kurita Water Industries, Ltd.                   38.9051              0.71             11,671.52
                Norway - 3.44%
+       400       Renewable Energy Corp AS                        28.1243              0.00             11,249.72
                Spain - 6.75%
+       204       Gamesa Corporacion Tecnologica, S.A.            54.0812              0.56             11,032.56
+       712       Solaria Energia y Medio Ambiente SA             15.4680              0.00             11,013.19
                United States - 34.30%
        263       American Superconductor Corporation             42.6600              0.00             11,219.58
        425       Cree, Inc.                                      25.5500              0.00             10,858.75
        152       Energy Conversion Devices, Inc.                 74.1900              0.00             11,276.88
      1,123       Evergreen Solar, Inc.                           10.2400              0.00             11,499.52
         40       First Solar, Inc.                              275.7500              0.00             11,030.00
      1,384       FuelCell Energy, Inc.                            7.9300              0.00             10,975.12
        120       Itron, Inc.                                     96.2900              0.00             11,554.80
        207       Ormat Technologies, Inc.                        54.1800              0.37             11,215.26
        139       SunPower Corporation- CL A                      84.3100              0.00             11,719.09
      2,690       VeraSun Energy                                   3.9800              0.00             10,706.20
-----------                                                                                         -------------
     24,766                                                                                         $  326,669.92
===========                                                                                         =============


See "Notes to Portfolios".



Cohen & Steers International Real Estate Portfolio

    Investment Objective: The Portfolio seeks total return. In pursuing total return, the Portfolio seeks both capital appreciation and current income with approximately equal emphasis.

    Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of dividend-paying real estate investment securities located outside the United States selected by Cohen & Steers Capital Management, Inc., the "Portfolio Consultant". The Portfolio is diversified among different publicly-traded real estate sectors, including but not limited to: office, apartment, industrial, and health care. The Portfolio Consultant adheres to an integrated bottom-up, relative value selection process. Analysts use macroeconomic research with fundamental research to ensure that general regional risks as well as company-specific risks and opportunities are fully assessed. The analysts establish a standard overlay of economic assumptions that is used to uniformly assess the market, economic risks and opportunities that may affect the companies in which the Portfolio invests. The macro economic research process is based on the following critical factors: the economy, real estate fundamentals, capital markets, as well as the regulatory and political environment. Other factors considered are: GDP growth, job growth, inflation and interest rates. Once the fundamental research is complete the inputs are fed into a quantitative model which seeks to identify securities in the real estate securities universe that are undervalued and overvalued. Judgments with respect to risk control, diversification, liquidity and other factors overlay the model's output and drive the final portfolio selection. Applying this strategy, the Portfolio Consultant attempts to construct portfolio of real estate securities that is diversified by country and property sector.

    Malls, shopping centers, apartment buildings, health care centers, warehouses, offices and the like are often owned and managed by real estate companies. Real estate investment companies of the type held by the Portfolio are publicly-traded companies that own, develop, acquire and/or operate income producing real estate properties. Cohen & Steers believes that international real estate securities allow investors to participate and benefit from the growth and structural change in the international real estate market. Cohen & Steers believes that improving stability in the real estate market, compelling market values and the search for less volatile investments in turbulent markets are prompting investors to consider international real estate securities. In this current environment, Cohen & Steers believes that global real estate securities may offer appealing investment characteristics, such as:

     o Dividends and Dividend Growth - International real estate securities may offer a source of regular income. United States real estate investment trusts (REITs) are not subject to U.S. corporate income tax provided they comply with a number of tax requirements, including the annual distribution to stockholders of at least 90% of their net income. A number of countries around the world have adopted, or are considering adopting, similar REIT-like structures pursuant to which these companies are not subject to corporate income tax in their home countries provided they distribute a significant percentage of their net income each year to stockholders and meet certain other requirements. Cohen & Steers believes that foreign real estate securities offer investors the opportunity for current income, growth in income, and capital appreciation.

     o Diversification - Cohen & Steers believes that international real estate securities may provide diversification to your overall portfolio as they have historically shown a relatively low price correlation to price movements of the overall stock and bond markets. In volatile markets, international real estate securities may provide a way to add balance to your portfolio.

     o Direct Participation in the Potential Growth of Local Economies - Cohen & Steers believes that investing in global real estate securities is the most direct and efficient way to take advantage of potential regional and economic growth. Cohen & Steers believes that as real estate companies often derive the majority of their income from properties located in their home countries. In contrast, multinationals in these same countries--for example, banks and oil companies--are often exposed not only to their local markets, but also to the markets of every country which they trade.

     o Professional Selection - Differences in the valuations of international real estate may provide opportunities to capitalize on disparities in economic, capitalization and real estate cycles. Some international real estate companies trade at discounts to the estimated net asset value of their underlying holdings, while others trade at a premium to estimated net asset value. The experience and depth of Cohen & Steers' investment team can potentially be of significant value in portfolio selection.

    REITs have existed in the United States since 1960. A U.S. REIT is a real estate investment company that has elected special REIT federal tax treatment and must comply with certain tax requirements. Cohen & Steers believes that since 1993 U.S. REITs have benefited from the rationalization of property ownership and financial restructuring, positive regulatory changes and a broad cyclical recovery in real estate fundamentals. Cohen & Steers believes that a convergence of similar forces outside the U.S. has the potential to create an analogous era of securitization in Europe and in the Asia/Pacific region. Cohen & Steers believes that the past and potential future proliferation of REIT-like structures around the globe, in particular, should fundamentally improve the income and stability profile of publicly owned real estate such that investors globally will find the benefits of publicly traded real estate securities highly attractive. According to Cohen & Steers, over 19 countries have introduced REIT-like structures and several more are considering REIT-like legislation. Over the last decade, the international real estate equity market capitalization has increased significantly, with REITs accounting for a substantial portion of this increase. While a large part of this growth occurred in the U.S., Cohen & Steers believes that the growth of real estate securities going forward could result from increasing activity internationally. Cohen & Steers believes that allocations to different economies and real estate markets enhance an investor's diversification and total return potential.

    There is no assurance that the trends discussed above will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized.


    The Portfolio Consultant. Founded in 1986, Cohen & Steers Capital Management Inc. has approximately $29.9 billion in assets under management, primarily in real estate investment trusts (REITs) and including more than $1.9 billion in preferred securities and more than $1.6 billion in utility securities. Cohen & Steers manages separate account portfolios for institutional investors, including some of the world's largest pension funds and endowments. In addition, the firm manages open- and closed-end mutual funds for both retail and institutional investors. Cohen & Steers is among the largest REIT managers in the U.S. and employs a significant research and trading staff. Many investors have come to view Cohen & Steers as an important source for income-oriented investment products. Cohen & Steers also acts as Supervisor of the Portfolio. As described above, Cohen & Steers advises other clients such as investment companies and other accounts. Many of these client accounts are "managed" accounts. The Portfolio is not a managed fund and will generally not sell or replace Securities. Please refer to "Objectives and Securities Selection" for a discussion of Cohen & Steers' activities regarding the advisory accounts of its other clients and the effect these activities may have on the Securities in the Portfolio.


   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o Stocks of foreign companies in the Portfolio present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

     o The Portfolio is concentrated in securities issued by companies in the real estate sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

     o We do not actively manage the portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                    Fee Table

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                       As a % of
                                        Public    Amount
                                       Offering   Per 100
Sales Charge                            Price      Units
                                       --------- ---------
Initial sales charge                    1.000%   $10.000
Deferred sales charge                   1.450     14.500
Creation and development fee            0.500      5.000
                                       ------    -------
Maximum sales charge                    2.950%   $29.500
                                       ======    =======
Maximum sales charge on
   reinvested dividends                 0.000    $ 0.000
                                       ======    =======


                                        As a %    Amount
                                        of Net    Per 100
                                        Assets     Units
                                       --------- ---------
Organization Costs                      0.518%   $ 5.000
                                       ======     ======
Annual Expenses
Trustee's fee and operating expenses    1.483%   $14.320
Supervisory fee                         0.075      0.724
Bookkeeping and administrative fees     0.016      0.150
                                       ------     ------
Total                                   1.574%   $15.194
                                       ======     ======


                                     Example

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to the applicable reduced rollover sales charge.

     1 year                             $     497
     3 years                                1,292
     5 years                                2,101
     10 years                               4,182

     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from October 10, 2008 through March 9, 2009. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. The Portfolio assesses the Supervisory Fee as a percentage of the daily net asset value (0.075%). Other annual expenses are assessed as dollar amounts per Unit.

--------------------------------------------------------------------------------
                              Essential Information

  Unit Price at Initial Date of Deposit          $10.0000

  Initial Date of Deposit                   June 19, 2008

  Mandatory Termination Date           September 18, 2009

  Estimated Net Annual Income*          $0.13952 per Unit

  Estimated Initial Distribution*          $0.02 per Unit

  Record Dates                  10th day of October 2008,
                              January 2009 and April 2009

  Distribution Dates            25th day of October 2008,
                              January 2009 and April 2009

  Initial Record Date                    October 10, 2008

  Initial Distribution Date              October 25, 2008

  CUSIP Numbers                          Cash - 92119F564
                                     Reinvest - 92119F572
                                Wrap Fee Cash - 92119F580
                            Wrap Fee Reinvest - 92119F598
--------------------------------------------------------------------------------

     * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions."




Cohen & Steers International Real Estate Portfolio 2008-3

Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                               Current             Cost of
Number                                                    Market Value         Dividend            Securities to
of Shares       Name of Issuer (1)                        per Share (2)        Yield (3)           Portfolio (2)
----------      -----------------------------------       ---------------      -----------         --------------
                Australia - 14.19%
+    13,984       Commonwealth Property Office Fund        $        1.1809             5.31%        $   16,513.80
+    11,241       Dexus Property Group                              1.4709             5.22             16,534.66
+     3,237       Goodman Group                                     3.3657             6.57             10,894.78
+     4,316       GPT Group                                         2.5502             7.56             11,006.80
+     3,771       Mirvac Group                                      2.9928             7.23             11,285.75
+     7,283       Tishman Speyer Office Fund                        1.5226             7.40             11,089.29
+     4,756       Westfield Group                                  15.9905             4.41             76,050.82
                Canada - 5.98%
+       402       Boardwalk Real Estate Investment Trust           39.6386             3.79             15,934.71
+       561       Brookfield Properties Corporation                19.2693             2.44             10,810.08
+       539       Canadian Real Estate Investment Trust            29.9646             3.70             16,150.94
+     1,219       Primaris Retail Real Estate Investment Trust     17.8158             5.71             21,717.40
                France - 9.86%
+       199       ICADE                                           133.3757             2.84             26,541.77
+       346       Mercialys                                        46.9813             2.01             16,255.52
+       265       Unibail-Rodamco                                 240.9039             3.38             63,839.54
                Hong Kong - 24.52%
+     3,000       Cheung Kong (Holdings), Ltd.                     14.5662             2.15             43,698.61
+     7,000       Great Eagle Holdings, Ltd.                        2.9530             2.17             20,670.95
+     4,000       Henderson Land Development Company, Ltd.          6.6573             2.12             26,629.08
+    13,000       Hongkong Land Holdings, Ltd.                      4.2201             3.08             54,861.59
+     8,000       Hysan Development Company, Ltd.                   2.8527             2.69             22,821.51
+     2,000       Kerry Properties, Ltd.                            6.1939             1.97             12,387.90
+     5,000       Sun Hung Kai Properties, Ltd.                    14.9908             2.05             74,954.24
+     2,000       Wharf (Holdings), Ltd.                            4.5382             2.22              9,076.34
                Italy - 0.99%
+    10,895       Beni Stabili S.p.A.                               0.9866             3.68             10,749.50
                Japan - 23.72%
+       700       AEON Mall Company, Ltd.                          30.1591             0.50             21,111.37
+         4       Japan Retail Fund Investment Corporation      5,694.7924             4.91             22,779.17
+         4       Kenedix Realty Investment Corporation         6,068.1438             4.36             24,272.58
+     3,000       Mitsubishi Estate Company, Ltd.                  25.0715             0.55             75,214.59
+     3,000       Mitsui Fudosan Company, Ltd.                     22.5865             0.76             67,759.56
+     1,000       Sumitomo Realty & Development Company, Ltd.      23.5090             0.66             23,509.01
+     3,000       Tokyo Tatemono Company, Ltd.                      7.2716             1.66             21,814.74
                Netherlands - 4.01%
+       251       Corio NV                                         85.1567             3.56             21,374.32
+       407       Eurocommercial Properties NV                     54.0685             3.60             22,005.87
                Singapore - 3.90%
+     7,000       CapitaCommercial Trust                            1.4596             4.35             10,216.99
+     5,000       Capitaland, Ltd.                                  4.2110             1.21             21,054.98
+    10,000       Suntec Real Estate Investment Trust               1.0878             6.05             10,877.50


Cohen & Steers International Real Estate Portfolio 2008-3

Portfolio (continued)
-----------------------------------------------------------------------------------------------------------------
                                                                               Current             Cost of
Number                                                    Market Value         Dividend            Securities to
of Shares       Name of Issuer (1)                        per Share (2)        Yield (3)           Portfolio (2)
----------      -----------------------------------       ---------------      -----------         --------------
                Sweden - 0.99%
+     1,010       Castellum AB                             $       10.5764             3.99%        $   10,682.19
                United Kingdom - 11.84%
+     1,418       British Land Company plc                         14.8758             4.15             21,093.86
+     3,036       Great Portland Estates plc                        6.9008             3.15             20,950.78
+     1,223       Hammerson plc                                    17.8150             2.87             21,787.74
+     2,029       Land Securities Group plc                        26.0793             4.33             52,914.84
+     3,722       Safestore Holdings PLC                            3.0211             2.92             11,244.36
-----------                                                                                         -------------
    152,818                                                                                         $1,081,140.03
===========                                                                                         =============


See "Notes to Portfolios".


Stanford Global Water Portfolio

    Investment Objective: The Portfolio seeks capital appreciation.

    Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio selected by Francesca McCann, Water Industry Analyst of the Stanford Group Company ("Stanford"), the "Portfolio Consultant" primarily consisting of stocks of companies diversified in the global water sector, including water and wastewater equipment/treatment companies, water utilities, infrastructure companies and infrastructure services firms, and water rights/water resources companies. In selecting the portfolio, Stanford considered the following factors, among others:

     o Water sector and sub-sector trends and valuation levels, market drivers and risks, broad and location-specific regulatory and political developments;

     o Geographic Diversity - The Portfolio includes companies which derive a sizable amount of revenue from sources outside the United States and which are tied economically to a number of countries throughout the world;Balancing of stable, regulated, monopoly water utilities, established infrastructure/equipment, treatment, and infrastructure service companies with "new" technology-driven companies;

     o Prime opportunities within the water sector, sub-sector growth rates, and funding trends at both the country and local levels;

     o New technology innovations, regulatory drivers, enforcement timelines (or lack thereof);

     o Assessment of country- and region-specific experts, in-country company executives, political decision makers and individuals with unique outside insight; and

     o Emerging trends that could have a profound effect on the water sector and/or specific companies.

   Francesca McCann has covered the water industry since 2003. She maintains formal coverage of U.S. equities and has created a unique approach to niche research with her additional focus on international water companies and global water trends. She has been featured on television and radio, including CNBC to discuss industry trends, as well as prominent companies. Ms. McCann is a frequent guest speaker at influential water conferences in the U.S. and abroad. She has also been published in numerous industry journals and regularly cited in trade publications for the environmental and water industries. Ms. McCann speaks four languages and has lived in Asia, Latin America, and Europe. Ms. McCann received her MBA from the UCLA Anderson School with a concentration in International Finance.

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o Stocks of foreign companies in the Portfolio present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

     o The Portfolio is concentrated in securities issued by companies in the water sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

     o We do not actively manage the portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                    Fee Table

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                       As a % of
                                        Public    Amount
                                       Offering   Per 100
Sales Charge                            Price      Units
                                       --------- ---------
Initial sales charge                    1.000%   $10.000
Deferred sales charge                   1.450     14.500
Creation and development fee            0.500      5.000
                                       ------    -------
Maximum sales charge                    2.950%   $29.500
                                       ======    =======
Maximum sales charge on
   reinvested dividends                 0.000    $ 0.000
                                       ======    =======


                                        As a %    Amount
                                        of Net    Per 100
                                        Assets     Units
                                       --------- ---------
Organization Costs                      0.432%   $ 4.178
                                       ======     ======
Annual Expenses
Trustee's fee and operating expenses    1.038%   $10.028
Supervisory, bookkeeping and
   administrative fees                  0.041      0.400
                                       ------     ------
Total                                   1.079%   $10.428
                                       ======     ======


                                     Example

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to the applicable reduced rollover sales charge.

     1 year                             $     441
     3 years                                1,130
     5 years                                1,839
     10 years                               3,702

     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from October 10, 2008 through March 9, 2009. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                              Essential Information

  Unit Price at Initial Date of Deposit          $10.0000

  Initial Date of Deposit                   June 19, 2008

  Mandatory Termination Date           September 18, 2009

  Estimated Net Annual Income*          $0.08098 per Unit

  Estimated Initial Distribution*          $0.03 per Unit

  Record Dates                     10th day of April 2009

  Distribution Dates            25th day of of April 2009

  CUSIP Numbers                          Cash - 92119F606
                                     Reinvest - 92119F614
                                Wrap Fee Cash - 92119F622
                            Wrap Fee Reinvest - 92119F630
--------------------------------------------------------------------------------

     * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions."



Stanford Global Water Portfolio 2008-3

Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                               Current             Cost of
Number                                                    Market Value         Dividend            Securities to
of Shares       Name of Issuer (1)                        per Share (2)        Yield (3)           Portfolio (2)
----------      -----------------------------------       ---------------      -----------         --------------
                Austria - 3.14%
+       387       BWT AG                                    $     38.5331              1.15%        $   14,912.31
+        85       Oesterreichische
                     Elektrizitaetswirtschafts AG                 91.6151              1.14              7,787.29
                Brazil - 4.33%
+       143       Companhia de Saneamento Basico do
                   Estado de Sao Paulo - ADR                      53.3400              2.41              7,627.62
+     1,300       Companhia de Saneamento de Minas Gerais -
                   Copasa MG                                      18.1863              2.36             23,642.24
                Canada - 1.00%
+     1,942       BioteQ Environmental Technologies, Inc.          3.7026              0.00              7,190.47
                China - 4.79%
+    60,000       Epure International, Ltd.                        0.3918              0.00             23,505.74
+    11,000       Sino-Environment Technology Group, Ltd.          1.0087              0.00             11,095.89
                Finland - 3.45%
+       821       Kemira Oyj                                      13.0643              5.05             10,725.78
+       892       Uponor Oyj                                      15.9512             11.59             14,228.43
                France - 6.62%
+       808       Veolia Environnement - ADR                      59.1600              2.39             47,801.28
                Hong Kong - 5.81%
+    34,000       China Everbright International, Ltd.             0.3408              0.60             11,587.00
+    72,000       Guangdong Investment, Ltd.                       0.4217              3.34             30,362.86
                Japan - 2.20%
+     1,000       KUBOTA CORPORATION                               8.0993              1.49              8,099.26
+       200       Kurita Water Industries, Ltd.                   38.9051              0.71              7,781.02
                Netherlands - 3.01%
+     2,085       Wavin NV                                        10.4139              5.15             21,712.97
                Philippines - 3.12%
+    56,000       Manila Water Company                             0.4022              1.37             22,521.53
                Singapore - 2.08%
+     3,000       Hyflux, Ltd.                                     2.4730              0.56              7,419.07
+    15,000       Sinomen Technology, Ltd.                         0.5068              0.00              7,601.88
                Spain - 2.02%
+       440       Abengoa S.A.                                    33.1929              0.68             14,604.89
                Switzerland - 3.04%
+       143       Geberit AG                                     153.6806              2.12             21,976.32
                United Kingdom - 6.13%
+       931       Cascal N.V.                                     11.5100              0.00             10,715.81
+     1,825       Northumbrian Water Group plc                     6.1456              3.85             11,215.68
+       617       Pennon Group Plc                                12.2202              3.18              7,539.85
+       270       Severn Trent plc                                26.6038              4.83              7,183.04
+       526       United Utilities PLC                            14.4409              5.70              7,595.92



Stanford Global Water Portfolio 2008-3

Portfolio (continued)
-----------------------------------------------------------------------------------------------------------------
                                                                               Current             Cost of
Number                                                    Market Value         Dividend            Securities to
of Shares       Name of Issuer (1)                        per Share (2)        Yield (3)           Portfolio (2)
----------      -----------------------------------       ---------------      -----------         --------------
                United States - 49.26%
        521       American States Water Company             $     36.0800              2.77%        $   18,797.68
        649       American Water Works Company, Inc.              23.0400              0.00             14,952.96
         65       Ameron International Corporation               117.1000              1.02              7,611.50
        665       Aqua America, Inc.                              16.9600              2.95             11,278.40
        618       Artesian Resources Corporation - CL A           18.5000              3.86             11,433.00
        423       Cadiz, Inc.                                     18.2700              0.00              7,728.21
        405       Calgon Carbon Corporation                       18.5200              0.00              7,500.60
        721       California Water Service Group                  36.2100              3.23             26,107.41
        462       Connecticut Water Service, Inc.                 24.4700              3.56             11,305.14
      1,852       Consolidated Water Company, Ltd.                17.1700              1.51             31,798.84
        183       Crane Company                                   40.8500              1.76              7,475.55
        324       Danaher Corporation                             80.3200              0.15             26,023.68
        432       Insituform Technologies, Inc. - CL A            16.9400              0.00              7,318.08
        158       Itron, Inc.                                     96.2900              0.00             15,213.82
        408       ITT Corporation                                 63.5600              1.10             25,932.48
        379       Layne Christensen Company                       48.6900              0.00             18,453.51
         61       Lindsay Corporation                            103.7000              0.27              6,325.70
        104       Millipore Corporation                           71.6000              0.00              7,446.40
        472       Nalco Holding Company                           23.3200              0.60             11,007.04
        264       Pall Corporation                                42.3400              1.23             11,177.76
        327       Pentair, Inc.                                   33.8700              2.01             11,075.49
        172       PICO Holdings, Inc.                             43.7200              0.00              7,519.84
        112       Roper Industries, Inc.                          66.9200              0.43              7,495.04
        369       SJW Corporation                                 30.3600              2.12             11,202.84
      1,439       Southwest Water Company                         10.4100              2.31             14,979.99
        417       Tetra Tech, Inc.                                26.7500              0.00             11,154.75
        285       Watts Water Technologies, Inc. - CL A           25.9200              1.70              7,387.20
-----------                                                                                         -------------
    277,702                                                                                         $  722,137.06
===========                                                                                         =============

See "Notes to Portfolios".



Notes to Portfolios

   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on June 18, 2008 and have settlement dates from June 20 to June 24, 2008 (see "The Portfolios").


   (2) The value of each Security is determined on the bases set forth under "Public Offering--Unit Price" on the business day before the Initial Date of Deposit as of the close of the New York Stock Exchange. Other information regarding the Securities, as of that time, is as follows:


                                                                      Profit
                                                        Cost to      (Loss) To
                                                        Sponsor       Sponsor
                                                    -------------- -------------
 BRIC Opportunity Portfolio                         $     146,636  $        --
 Ardour Global Alternative Energy Portfolio         $     327,132  $      (462)
 Cohen & Steers International Real Estate Portfolio $   1,090,304  $     (9,164)
 Stanford Global Water Portfolio                    $     724,202  $     (2,065)

 "+" indicates that the security was issued by a foreign company.


   (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes.




             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

   To the Unitholders of Van Kampen Unit Trusts, Series 767:

   We have audited the accompanying statements of condition including the related portfolios of BRIC Opportunity Portfolio 2008-3, Ardour Global Alternative Energy Portfolio 2008-3, Cohen & Steers International Real Estate Portfolio 2008-3 and Stanford Global Water Portfolio 2008-3 (included in Van Kampen Unit Trusts, Series 767) as of June 19, 2008. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audits.

   We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of condition are free of material misstatement. The trusts are not required to have, nor were we engaged to perform an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statements of condition presentation. Our procedures included confirmation with The Bank of New York, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of Securities as shown in the statements of condition as of June 19, 2008. We believe that our audits of the statements of condition provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BRIC Opportunity Portfolio 2008-3, Ardour Global Alternative Energy Portfolio 2008-3, Cohen & Steers International Real Estate Portfolio 2008-3 and Stanford Global Water Portfolio 2008-3 (included in Van Kampen Unit Trusts, Series 767) as of June 19, 2008, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   New York, New York
   June 19, 2008




                             STATEMENTS OF CONDITION

                               As of June 19, 2008

                                                                             Ardour            Cohen
                                                                             Global          & Steers         Stanford
                                                            BRIC           Alternative     International       Global
                                                         Opportunity         Energy         Real Estate         Water
INVESTMENT IN SECURITIES                                  Portfolio         Portfolio        Portfolio        Portfolio
                                                        -------------     -------------    -------------    -------------
Contracts to purchase Securities (1)                    $     146,636     $     326,670    $   1,081,140    $     722,137
                                                        -------------     -------------    -------------    -------------
     Total                                              $     146,636     $     326,670    $   1,081,140    $     722,137
                                                        =============     =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                             $         380     $         670    $       5,460    $       3,048
     Deferred sales charge liability (3)                        2,148             4,785           15,835           10,577
     Creation and development fee liability (4)                   741             1,650            5,460            3,647
Interest of Unitholders--
     Cost to investors (5)                                    148,120           329,970        1,092,070          729,440
     Less: initial sales charge (5)(6)                          1,484             3,300           10,930            7,303
     Less: deferred sales charge, creation and
         development fee and organization
         costs (2)(4)(5)(6)                                     3,269             7,105           26,755           17,272
                                                        -------------     -------------    -------------    -------------
         Net interest to Unitholders (5)                      143,367           319,565        1,054,385          704,865
                                                        -------------     -------------    -------------    -------------
     Total                                              $     146,636     $     326,670    $   1,081,140    $     722,137
                                                        =============     =============    =============    =============
Units outstanding                                              14,812            32,997          109,207           72,944
                                                        =============     =============    =============    =============
Net asset value per Unit                                $       9.679     $       9.685    $       9.655    $       9.663
                                                        =============     =============    =============    =============


--------------------------------------------------------------------------------


(1)The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3)Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4)The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)Assumes the maximum sales charge.




THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Cohen & Steers Capital Management, Inc. as Supervisor of the Cohen & Steers International Real Estate Portolio and Van Kampen Asset Management, as Supervisor, and The Bank of New York, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in a portfolio of securities. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of securities with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, your Portfolio will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in the "Portfolios" and any additional securities deposited into the Portfolios.

   Additional Units of your Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by your Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into your Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because your Portfolio will pay the associated brokerage or acquisition fees. Due to round lot requirements in certain foreign securities markets and market value fluctuations, your Portfolio may not be able to invest in each Security on any subsequent date of deposit in the same proportion as existed on the Initial Date of Deposit or immediately prior to the subsequent deposit of Securities. This could increase the potential for dilution of investments and variances in anticipated income. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.

   Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and the estimated distributions per Unit will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Your Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of your Portfolio is described in the individual Portfolio sections. There is no assurance that your Portfolio will achieve its objective.

   The Portfolio Consultants are not affiliates of the Sponsor. The Portfolio Consultants may use the applicable list of Securities in their independent capacity as an investment adviser and distributes this information to various individuals and entities.

   The Ardour Global Alternative Energy Portfolio is not sponsored, endorsed, sold or promoted by Ardour Global Indexes, LLC, ("AGI"). AGI makes no representation or warranty, express or implied, to the owners of the Ardour Global Alternative Energy Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Portfolio particularly or the ability of the AGIXL INDEX to track the performance of the alternative energies market. AGI's only relationship to the Sponsor is the licensing of certain service marks and trade names of AGI and of the AGIXL INDEX that is determined, composed and calculated by AGI without regard to the Sponsor or the Ardour Global Alternative Energy Portfolio. AGI has no obligation to take the needs of the Sponsor or the Unitholders of the Ardour Global Alternative Energy Portfolio into consideration in determining, composing or calculating the AGIXL INDEX. AGI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Ardour Global Alternative Energy Portfolio to be issued or in the determination or calculation of the equation by which the Portfolio is to be converted into cash. AGI has no obligation or liability in connection with the administration, marketing or trading of the Ardour Global Alternative Energy Portfolio.

   AGI DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE AGIXL INDEX OR ANY DATA INCLUDED THEREIN AND AGI SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. AGI MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY SPONSOR, OWNERS OF THE Ardour Global Alternative Energy PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE AGI Index(es) OR ANY DATA INCLUDED THEREIN. AGI MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE AGIXL INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL AGI HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

   The AGIXL Index is calculated by Dow Jones Indexes, a business unit of Dow Jones & Company, Inc. ("Dow Jones"). The Ardour Global Alternative Energy Portfolio based on the AGIXL Index, is not sponsored, endorsed, sold or promoted by Dow Jones Indexes, and Dow Jones Indexes makes no representation regarding the advisability of investing in such product(s).

   Dow Jones, its affiliates, sources and distribution agents (collectively, the "Index Calculation Agent") shall not be liable to the Sponsor, any customer or any third party for any loss or damage, direct, indirect or consequential, arising from (i) any inaccuracy or incompleteness in, or delays, interruptions, errors or omissions in the delivery of the AGIXL Index or any data related thereto (the "Index Data") or (ii) any decision made or action taken by the Sponsor, any customer or third party in reliance upon the Index Data. The Index Calculation Agent does not make any warranties, express or implied, to the Sponsor, any of its customers or any one else regarding the Index Data, including, without limitation, any warranties with respect to the timeliness, sequence, accuracy, completeness, currentness, merchantability, quality or fitness for a particular purpose or any warranties as to the results to be obtained by the Sponsor, any of its customers or other person in connection with the use of the Index Data. The Index Calculation Agent shall not be liable to the Sponsor, its customers or other third parties for loss of business revenues, lost profits or any indirect, consequential, special or similar damages whatsoever, whether in contract, tort or otherwise, even if advised of the possibility of such damages.

   The Portfolio Consultants may recommend or effect transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price your Portfolio pays for the Securities and the price received upon Unit redemptions or Portfolio termination. The Portfolio Consultants may act as agent or principal in connection with the purchase and sale of equity securities, including the Securities, and may act as a market maker in the Securities. The Portfolio Consultants may also issue reports and makes recommendations on the Securities. The Portfolio Consultants' research departments may receive compensation based on commissions generated by research and/or sales of Units.

   Neither the Portfolio Consultants nor the Sponsor manage the Portfolios. You should note that the Sponsor applied the selection criteria to the Securities for inclusion in your Portfolio prior to the Initial Date of Deposit. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

RISK FACTORS
--------------------------------------------------------------------------------

   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

   Market Risk. Market risk is the risk that the value of the securities in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security of the issuer. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund.

   Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay dividends on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   Index Correlation. The Ardour Global Alternative Energy Portfolio will consist of stocks from the Ardour Global Alternative Energy Index (Extra Liquid) selected prior to the date of the Portfolio's formation. The Portfolio does not seek to replicate all of the components of the AGIXL Index or its component weightings and the stocks in the Portfolio will not change if the index components, or their weightings within the index, change. The performance of the Portfolio will not correspond with the index for this reason and because the Portfolio incurs a sales charge and expenses.

   Strategy Risk. A Portfolio Consultant's stock selection strategy may not be successful in identifying stocks that appreciate in value. Your Portfolio may not achieve its objectives if this happens.

   Foreign Stocks. Because the BRIC Opportunity Portfolio and the Cohen & Steers International Real Estate Portfolio invest exclusively and the Ardour Global Alternative Energy Portfolio and Stanford Global Water Portfolio invest significantly in foreign stocks, the Portfolios involve additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments or exchange of securities, foreign currency fluctuations or restriction on exchange or repatriation of currencies.

   The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for a Portfolio to vote proxies, exercise investor rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries, and securities and currency markets, and the value of a Portfolio's investments, in non-U.S. countries. No one can predict the impact that these factors could have on a Portfolio's securities.

   Certain stocks may be held in the form of American Depositary Receipts or other similar receipts ("ADRs"). ADRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in the Portfolio, if any, trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. ADRs generally involve the same types of risks as foreign common stock held directly. Some ADRs may experience less liquidity than the underlying common stocks traded in their home market.

   The purchase and sale of the foreign securities may occur in foreign securities markets. Certain of the factors stated above may make it impossible to buy or sell them in a timely manner or may adversely affect the value received on a sale of securities. Custody of certain of the securities in the Portfolio may be maintained by a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee. In addition, round lot trading requirements exist in certain foreign securities markets. These round lot trading requirements could cause the proportional composition and diversification of the Portfolio's securities to vary when the Portfolio purchases additional securities or sells securities to satisfy expenses or Unit redemptions. This could have a material impact on investment performance and portfolio composition. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign securities markets, currency markets, trading systems and brokers may be less than in the U.S. The procedures and rules governing foreign transactions and custody (holding of the Portfolios' assets) also may involve delays in payment, delivery or recovery of money or investments.

   Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies. Thus, there may be less information publicly available about foreign companies than about most U.S. companies.

   Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Portfolios may at times be unable to sell foreign securities in a timely manner or at favorable prices.

   Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these securities and dividends will vary with fluctuations in foreign exchange fates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. To determine the value of foreign securities or their dividends, the Trustee will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Trustee may not reflect the amount the Portfolio would receive in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar decreases in value relative to the value of the currencies in which the Securities trade.

   Emerging market risk. The BRIC Opportunity Portfolio invests in securities issued by entities located in emerging markets. Emerging markets are generally defined as countries in the initial states of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. All of the risks of investing in foreign securities described above are heightened by investing in emerging markets countries.

   BRIC company risk. The BRIC Opportunity Portfolio invests in securities of companies located in Brazil, Russia, India and China. Here is what you should know about the risks of investing in the securities of companies located in these countries.

   Brazil has experienced substantial economic instability resulting from, among other things, periods of very high inflation, persistent structural public sector deficits and significant devaluations of the currency of Brazil, and leading also to a high degree of price volatility in both the Brazilian equity and foreign currency markets. Brazilian companies may also be adversely affected by high interest and unemployment rates, and are particularly sensitive to fluctuations in commodity prices.

   Investing in securities of Russian companies involves additional risks, including, among others, the absence of developed legal structures governing private or foreign investments and private property; the possibility of the loss of all or a substantial portion of the trust's assets invested in Russia as a result of expropriation; certain national policies which may restrict the trust's investment opportunities, including, without limitation, restrictions on investing in issuers or industries deemed sensitive to relevant national interests; and potentially greater price volatility in, significantly smaller capitalization of, and relative illiquidity of, some of these markets.

   Investing in securities of Indian companies involves additional risks, including, but not limited to, greater price volatility, substantially less liquidity and significantly smaller market capitalization of securities markets, more substantial governmental involvement in the economy, higher rates of inflation and greater political, economic and social uncertainty. Furthermore, future actions of the Indian government or religious and ethnic unrest could have a significant impact on the economy.

   Investing in securities issued by companies headquartered, or with a significant presence, in the People's Republic of China ("China") involves additional risks, including, but not limited to the following: China is comparatively underdeveloped when compared to other countries. China is essentially an export-driven economy and is affected by developments in the economies of its principal trading partners. Certain provinces have limited natural resources, resulting in dependence on foreign sources for certain raw materials and economic vulnerability to global fluctuations of price and supply. The Portfolio may be particularly sensitive to changes in China's economy as the result of a reversal of economic liberalization, political unrest or changes in China's trading status. A deterioration of the relationship between China and the United States could have negative implications on Chinese issuers. The emerging market economy of China may also be subject to over-extension of credit, currency devaluations and restrictions, decreased exports, and economic recession. China has recently been undergoing a period of deflation caused largely by structural changes in the real economy and overcapacity in many industrial sectors, despite rapid industrial restructuring and economic growth. In addition, increased political and social unrest could cause further economic and market uncertainty. Despite recent reforms, the Chinese Communist Party continues to play the leading role in formulating policy and a significant portion of China's output continues to be derived from state-owned enterprises. As a result, the Chinese government maintains control over a significant range of products and companies. China has yet to develop comprehensive securities, corporate, or commercial laws, and its market is relatively new and undeveloped. Changes in government policy could significantly affect Chinese companies and the markets in China. Given the still-developing nature of laws and policies impacting China region securities markets and corporate entities, changes in law or policy could have a material adverse affect on the Securities.

   Investing in securities issued by companies headquartered, or with a significant presence, in Hong Kong Special Administrative Region ("Hong Kong") involves additional risks, including, but not limited to the following: Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies listed on the Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange"). Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on Hong Kong companies or stocks traded in Hong Kong. Securities prices on the Hong Kong Stock Exchange can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

   Industry Concentrations. The Portfolios invest significantly in certain industries. Any negative impact on these industries will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   Alternative Energy Issuers. The Ardour Global Alternative Energy Portfolio invests significantly in alternative energy companies. Any negative impact on this industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of this industry before you invest.

   The alternative energy industry can be significantly affected by obsolescence of existing technology, short product cycles, falling prices and profits, competition from new market entrants and general economic conditions. Further, the alternative energy industry can be significantly affected by intense competition and legislation resulting in more strict government regulations and enforcement policies, and can be subject to risks associated with hazardous materials. The alternative energy industry can be significantly affected by fluctuations in energy prices and supply and demand of alternative energy fuels, energy conservation, the success of exploration projects and tax and other government regulations. The industry also can be significantly affected by the supply of and demand for specific products or services, the supply of and demand for oil and gas, the price of oil and gas, production spending, government regulation, world events and economic conditions.

   Shares in the companies involved in this industry have been significantly more volatile than shares of companies operating in other more established industries and shares of companies in the Portfolio may be subject to sharp price declines. Certain valuation methods currently used to value companies involved in the alternative power and power technology sectors, particularly those companies that have not yet traded profitably, have not been in widespread use for a significant period of time. As a result, the use of these valuation methods may serve to increase further the volatility of certain alternative power and power technology company share prices. This industry sector is relatively nascent and under-researched in comparison to more established and mature sectors, and should therefore be regarded as having greater investment risk.

   Changes in U.S., European and other governments' policies towards alternative power and power technology also may have an adverse effect on the Portfolio's performance.

   The Portfolio may invest in the shares of companies with a limited operating history, some of which may never have traded profitably. Investment in young companies with a short operating history is generally riskier than investment in companies with a longer operating history.

   The Portfolio being composed of securities issued by companies operating in a limited number of industries, will carry greater risk and may be more volatile than a portfolio composed of securities issued by companies operating in a wide variety of different industries. The price of crude oil, natural gas, electricity produced from traditional hydropower and that generated from nuclear power and possibly other as yet undiscovered energy sources could potentially have a negative impact on the competitiveness of renewable energies.

   Many energy companies are subject to various uncertainties, including:

     o    risks of increases in fuel and other operating costs;

     o restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations;

     o regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer;

     o    coping with the general effects of energy conservation;

     o technological innovations which may render existing plants, equipment or products obsolete;

     o the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors;

     o    the potential impact of natural or man-made disasters;

     o difficulty obtaining adequate returns on invested capital, even if frequent rate increases are approved by public service commissions;

     o    the high cost of obtaining financing during periods of inflation;

     o difficulties of the capital markets in absorbing utility debt and equity securities; and

     o    increased competition.

   Any of these factors, or a combination of these factors, could affect the supply of or demand for electricity, natural gas, water or other energy, which could adversely affect the profitability of the issuers of the Securities and the performance of the your Portfolio.

   Utility and energy companies are subject to extensive regulation at the federal and state levels in the United States. At the federal level, the Federal Energy Regulatory Commission (the "FERC"), the Federal Trade Commission (the "FTC"), the Securities and Exchange Commission (the "SEC"), and the Nuclear Regulatory Commission (the "NRC") have authority to oversee electric and combination electric and gas utilities. The value of utility and energy company stocks may decline because governmental regulation controlling these industries can change. This regulation may prevent or delay the company from passing along cost increases to its customers which could hinder the company's ability to meet its obligations to its suppliers and could lead to the taking of measures, including the acceleration of obligations or the institution of involuntary bankruptcy proceedings, by its creditors against such company. Recently, two California public utilities were threatened with such action by their wholesale suppliers, and one of these utilities has filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code of 1978. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price. Mergers in the these industries may require approval from several federal and state regulatory agencies, including FERC, the FTC, and the SEC. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these stocks to fall.

   Real Estate Companies. The Cohen & Steers International Real Estate Portfolio invests exclusively in real estate investment companies. Any negative impact on this industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these companies before you invest. Many factors can have an adverse impact on the performance of a particular company, including its cash available for distribution, the credit quality of a particular company or the real estate industry generally. The success of real estate investment companies depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact these companies, their future earnings and share prices.

   Risks associated with the direct ownership of real estate include, among other factors,

   o    general U.S. and global as well as local economic conditions,

   o    decline in real estate values,

   o    the financial health of tenants,

   o    overbuilding and increased competition for tenants,

   o    oversupply of properties for sale,

   o    changing demographics,

   o    changes in interest rates, tax rates and other operating expenses,

   o    changes in government regulations,

   o    faulty construction and the ongoing need for capital improvements,

   o regulatory and judicial requirements, including relating to liability for environmental hazards,

   o    changes in neighborhood values and buyer demand, and

   o the unavailability of construction financing or mortgage loans at rates acceptable to developers.

   Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and real estate investment companies in particular. Properties owned by a company may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

   You should also be aware that real estate investment companies may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if your Portfolio acquires securities at or near the top of the cycle, there is increased risk of a decline in value of the securities during the life of your Portfolio. The recent increased demand for certain types of real estate may have inflated the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the Securities and therefore the value of the Units. Real estate investment companies are also subject to defaults by borrowers and the market's perception of the real estate industry generally.

   Because of the structure of certain real estate companies, and legal requirements in many countries that these companies distribute a certain minimum amount of their taxable income to shareholders annually, United States real estate investment companies often require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, many real estate investment companies historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected security market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when companies continue to issue stock when real estate prices are relatively high and stock prices are relatively low. Real estate investment companies in other countries may be subject to similar requirements and potential consequences.

   Telecommunications Companies. The BRIC Opportunity Portfolio invests significantly in telecommunications companies. These companies are subject to substantial governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. This industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Recent federal legislation governing the United States telecommunications industry remains subject to judicial review and additional interpretation, which may adversely affect the companies whose securities are held by your Portfolio. Competitive pressures are intense and telecommunications stocks can experience rapid volatility. Certain telecommunications products may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances.

   Several recent high-profile bankruptcies of large telecommunications companies have illustrated the potentially unstable condition of telecommunications companies. High debt loads that were accumulated during the industry growth spurt of the 1990s are catching up to the industry, causing debt and stock prices to trade at distressed levels for many telecommunications companies and increasing the cost of capital for needed additional investment. At the same time, demand for some telecommunications services has fallen sharply, as several key markets have become oversaturated, some local customers have switched to substitute providers and technologies, and corporate profits and the economy generally remain weak. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technologies. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny. Due to these and other factors, the risk level of owning the securities of telecommunications companies has increased substantially and may continue to rise.

   Water Utility & Infrastructure. The Stanford Water Portfolio invests exclusively in water utility and infrastructure stocks. General problems of such issuers include the imposition of rate caps, increased competition due to deregulation, the difficulty in obtaining an adequate return on invested capital or in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, and the capital market's ability to absorb utility debt. In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and water conservation may cause difficulties for water utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

   Today, the water industry represents the third largest industry in the world behind oil and electricity. The water industry is comprised of many companies that provide products and services geared toward the collection, conveyance, treatment and monitoring/analysis of water and wastewater for multiple purposes. Water is by far the most stable of all commodities due to the constant demand and uninterrupted supply. In the developing world, dirty water is a major health problem. In developed countries, demand is ever-increasing while water infrastructure is falling apart. The fact is, clean and cheap water is no longer something we can take for granted. Infrastructure. The ever-increasing population and demands from industrial output continue to strain the aging water infrastructure. This has placed pressure on governments to rehabilitate their water infrastructure systems and raise the standards for quality and enforcement. Consider the following: In the United States, as much as $1 trillion is needed over the next 20 years to upgrade and replace the nation's aging and deteriorating water infrastructure. The vice minister for construction in China estimates that the country needs to invest $241 billion by 2010 to improve the distribution and quality of water in its cities. There are approximately 54,000 community water systems in the United States serving roughly 268 million people. The majority of the population is being served by government-owned water systems. The bulk of these systems tend to be small (serving less than 3,300 customers) and typically do not have the capital resources to meet the challenge of maintaining the system as well as making necessary improvements. The current environment may provide an opportunity for privately owned utilities, which together currently serve only a small percentage of the population, to acquire these smaller systems for prices that provide a very high return on invested capital and allow for significant economies of scale.

   Small Companies. The Ardour Global Alternative Energy Portfolio and the Cohen & Steers International Real Estate Portfolio invest in stocks issued by small companies which generally include those with market capitalizations of less than $1.5 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

    Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in your Portfolio. In addition, litigation regarding any of the issuers of the Securities or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.

   No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   General. Units are offered at the Public Offering Price which includes the net asset value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 2.95% of the Public Offering Price per Unit at the time of purchase.

   You pay the initial sales charge at the time you buy Units. The initial sales charge is the difference between the total sales charge percentage (maximum of 2.95% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the total fixed dollar creation and development fee. The initial sales charge will be approximately 1.00% of the Public Offering Price per Unit depending on the Public Offering Price per Unit. The deferred sales charge is fixed at $0.145 per Unit. Your Portfolio pays the deferred sales charge in installments as described in the "Fee Table." If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under "Expenses." The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as the close of the initial offering period as described in the "Fee Table." If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the "Fee Table" if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 2.95% of the Public Offering Price per Unit.

   Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by your Portfolio. The "Fee Table" shows the sales charge calculation at a $10 Public Offering Price per Unit and the following examples illustrate the sales charge at prices below and above $10. If the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.1770 (2.95% of the Public Offering Price per Unit), which consists of an initial sales charge of -$0.0180, a deferred sales charge of $0.145 and a creation and development fee of $0.05. If the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.4130 (2.95% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.2180, a deferred sales charge of $0.145 and the creation and development fee of $0.05.

   The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   Reducing Your Sales Charge. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge. You may not combine discounts. Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charge and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units. If you redeem Units of a Portfolio on or prior to the Special Redemption Date that were acquired through a distribution reinvestment, you are required to reimburse the Sponsor for any credit for any unpaid deferred sales charge at the time of redemption.

   Large Quantity Purchases. You can reduce your sales charge by increasing the size of your investment. If you purchase Units in the amounts shown in the table below during the initial offering period, the sales charge will be as follows:


       Transaction
         Amount                             Sales Charge
     --------------                        --------------
Less than $50,000                               2.95%
$50,000 - $99,999                               2.70
$100,000 - $249,999                             2.45
$250,000 - $499,999                             2.10
$500,000 - $999,999                             1.85
$1,000,000 or more                              1.20

   Except as described below, these quantity discount levels apply only to purchases of a single Portfolio made by the same person on a single day from a single broker-dealer. We apply these sales charges as a percent of the Public Offering Price per Unit at the time of purchase. We also apply the different purchase levels on a Unit basis using a $10 Unit equivalent. For example, if you purchase between 5,000 and 9,999 Units of your Portfolio, your sales charge will be 2.70% of your Public Offering Price per Unit.


   For purposes of achieving these levels you may combine purchases of Units of a Portfolio offered in this prospectus with purchases of units of any other Van Kampen-sponsored unit investment trusts in the initial offering period (including other Portfolios offered in this prospectus). In addition, Units purchased in the name of your spouse or children under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for a single trust, estate (including multiple trusts created under a single estate) or fiduciary account. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge.

   Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed ("Fee Accounts"). If Units of a Portfolio are purchased for a Fee Account and the Portfolio is subject to a Wrap Fee (i.e., the Portfolio is "Wrap Fee Eligible"), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.


   Exchanges. During the initial offering period of your Portfolio offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trusts and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of a Portfolio at the Public Offering Price per Unit less 1.00%. In order to be eligible for the sales charge discounts applicable to Unit purchases made with redemption or termination proceeds from other unit investment trusts, the termination or redemption proceeds used to purchase Units of a Portfolio must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, the discounts will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for these reduced sales charge discounts.


   Employees. Employees, officers and directors (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.


   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charge and creation and development fee are fixed dollar amounts per unit, your Portfolio must charge these amounts per unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.


   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities set forth under "Portfolio" was determined by the Trustee as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

   The value of portfolio securities is based on the securities' market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, a Portfolio's net asset value will reflect certain portfolio securities' fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Portfolios.

   During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to your Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the stock selection fee of any Portfolio Consultant, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when your Portfolio pays these costs.

   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:


       Transaction
         Amount*
     --------------
Less than $50,000                              2.25%
$50,000 - $99,999                              2.00
$100,000 - $249,999                            1.75
$250,000 - $499,999                            1.45
$500,000 - $999,999                            1.20
$1,000,000 or more                             0.65


---------------
 * The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units, this regular concession or agency commission will amount to 1.20% per Unit.

   In addition to the regular concession or agency commission set forth above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

 Initial Offering Period                       Volume
Sales During Quarterly Period                Concession
------------------------------              ------------
$2 million but less than $5 million            0.025%
$5 million but less than $10 million           0.050
$10 million but less than $50 million          0.075
$50 million or more                            0.100

   "Quarterly Period" means the following periods: December - February; March - May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. Notwithstanding the foregoing, Wachovia Securities, LLC will receive the maximum volume concession set forth in the table above for all eligible unit sales. The Sponsor will pay these amounts out of the transactional sales charge received on units within a reasonable time following each Quarterly Period. For a trust to be eligible for this additional compensation for Quarterly Period sales, the trust's prospectus must include disclosure related to this additional compensation; a trust is not eligible for this additional compensation if the prospectus for such trust does not include disclosure related to this additional compensation.

   In addition to the regular concession and additional volume concessions set forth in the tables above, Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit of all Units of a Portfolio sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased. The "Preferred Distributors" include (1) the following firms and their affiliates: A.G. Edwards & Sons, Inc., Citigroup Global Markets Inc., Edward D. Jones & Co., L.P., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, UBS Financial Services Inc. and Wachovia Securities, LLC and (2) any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.

   Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent as indicated under "General" above. For all secondary market transactions the total concession or agency commission will amount to 80% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of the Portfolios and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolios and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under "Unit Distribution," any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to your Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Market for Units. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
--------------------------------------------------------------------------------


   As described above, Units may be available for purchase by investors in Fee Accounts where the Portfolio is Wrap Fee Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if a Portfolio is Wrap Fee Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).


   Initial sales charge                       0.00%
   Deferred sales charge                       0.00
                                            -----
         Transactional sales charge           0.00%
                                            ======
   Creation and development fee               0.50%
                                            ------
         Total sales charge                   0.50%
                                            ======

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   Distributions. Dividends and interest, net of expenses, and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Essential Information". In addition, the Portfolios will generally make required distributions at the end of each year because each is structured as a "regulated investment company" for federal tax purposes. Unitholders will also receive a final distribution of income when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units.

   Dividends and interest received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   Estimated Distributions. The estimated initial distribution and estimated net annual income per Unit may be shown under "Essential Information." The estimate of the income a Portfolio may receive is based on the most recent ordinary quarterly dividends declared by an issuer, the most recent interim and final dividends declared for certain foreign issuers, or scheduled income payments (in all cases accounting for any applicable foreign withholding taxes). The actual net annual distributions are expected to decrease over time because a portion of the Securities included in a Portfolio will be sold to pay for organization costs, deferred sales charge and creation and development fee. Securities may also be sold to pay regular fees and expenses during a Portfolio's life. Dividend and income conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends/income paid or declared over several years or other periods may be used to estimate annual distributions. The actual net annual income distributions you receive will vary from the estimated amount due to changes in a Portfolio's fees and expenses, in actual income received by a Portfolio, currency fluctuations and with changes in a Portfolio such as the acquisition, call, maturity or sale of Securities. Due to these and various other factors, actual income received by a Portfolio will most likely differ from the most recent dividends or scheduled income payments.

   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. The CUSIP numbers set forth under "Essential Information". Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase a Reinvest CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. The reinvestment option is not offered during the 30 days prior to termination. If Units are unavailable for reinvestment or this reinvestment option is no longer available, distributions will be paid in cash.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time. The reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.

   Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No later than the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Unitholders of the BRIC Opportunity Portfolio tendering 1,000 or more Units of the Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution of Securities within thirty days of a Portfolio's termination. The Portfolio generally does not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares. The in kind distribution option may be modified or discontinued at any time without notice. Notwithstanding the foregoing, if the Unitholder requesting an in kind distribution is the Sponsor or an affiliated person of the Portfolio, the Trustee may make an in kind distribution to such Unitholder provided that no one with a pecuniary incentive to influence the in kind distribution may influence selection of the distributed securities, the distribution must consist of a pro rata distribution of all portfolio securities (with limited exceptions) and the in kind distribution may not favor such affiliated person to the detriment of any other Unitholder.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in your Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price are not reduced by estimated organization costs or creation and development fee. For these purposes, the Trustee will determine the value of the Securities as described under "Public Offering--Unit Price".

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. You should also contact your financial professional to determine if you may benefit from a tax-advantaged exchange discussed in the next section. We may discontinue this option at any time.

   Units. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   Reports Provided. Unitholders will receive a statement of income and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing income and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   Portfolio Administration. Your Portfolio is not a managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect your Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to your Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer if the Supervisor determines that the sale or exchange is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in your Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in a Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   The Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to your Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that your Portfolio continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with your Portfolio, the Sponsor or dealers participating in the offering of Units.

   Pursuant to an exemptive order, each terminating Portfolio is permitted to sell Securities to a new trust series if those Securities meet the investment strategy of the new trust. The exemption enables your Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. Your Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately forty-five days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders of the BRIC Opportunity Portfolio to elect an in kind distribution of Securities, provided that Unitholders may not request an in kind distribution of Securities within thirty days of a Portfolio's termination. Any in kind distribution of Securities will be made in the manner and subject to the restrictions described under "Rights of Unitholders--Redemption of Units". Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of your Portfolio. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.


   Sponsor. Van Kampen Funds Inc. is the Sponsor of the Portfolios. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that services more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $107 billion under management or supervision as of April 30, 2008. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that provides a wide range of investment banking securities, investment management and wealth management services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 522 Fifth Avenue, New York, New York 10036. As of April 30, 2008, the total stockholders' equity of Van Kampen Funds Inc. was $149,214,929 (unaudited).


   Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate your Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217,
(800) 221-7668. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

TAXATION
--------------------------------------------------------------------------------

   This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Portfolios. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your Portfolio. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

   As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

   Portfolio Status. Your Portfolio intends to qualify as a "regulated investment company" under the federal tax laws. If your Portfolio qualifies as a regulated investment company and distributes its income as required by the tax law, the Portfolio generally will not pay federal income taxes.

   Distributions. Portfolio distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your Portfolio's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from your Portfolio may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your Portfolio may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

   Dividends Received Deduction. A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from your Portfolio because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Units that are attributable to qualifying dividends received by your Portfolio from certain corporations may be designated by the Portfolio as being eligible for the dividends received deduction.

   Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

   Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Portfolio and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

   Ordinary income dividends received by an individual shareholder from a regulated investment company such as your Portfolio are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Portfolio itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2011. The Portfolios will provide notice to its Unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for these capital gains tax rates.

   In Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in kind distribution of Portfolio securities when you redeem Units. This distribution is subject to taxation and you will recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

   Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss realized on a sale or exchange will be disallowed to the extent that Units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of Units or to the extent that the Unitholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss.

   Deductibility of Portfolio Expenses. Generally, expenses incurred by your Portfolio will be deducted from the gross income received by your Portfolio and only your share of the Portfolio's net income will be paid to you and reported as taxable income to you. However, if the Units of your Portfolio are held by fewer than 500 Unitholders at any time during a taxable year, your Portfolio will generally not be able to deduct certain expenses from income, thus resulting in your reported share of your Portfolio's taxable income being increased by your share of those expenses, even though you do not receive a corresponding cash distribution. In this case you may be able to take a deduction for these expenses; however, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

   Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.


   Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Portfolio will be characterized as dividends for federal income tax purposes (other than dividends which the Portfolio designates as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However distributions received by a foreign investor from the Portfolio that are properly designated by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Portfolio makes certain elections and certain other conditions are met.


PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------

   General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the stock selection fee of any Portfolio Consultant, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   Trustee's Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year. The Supervisor's fee for the Cohen & Steers International Real Estate Portfolio is charged as a percentage of average daily net asset value and accrues daily and is paid quarterly.

   Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Your Portfolio may pay the expenses of updating its registration statement each year. The Ardour Global Alternative Energy Portfolio will pay a license fee to Ardour Global Indexes, LLC for use of certain trademarks and other property. The Portfolio may pay the expenses of updating its registration statement each year.

OTHER MATTERS
--------------------------------------------------------------------------------

   Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.

   Independent Registered Public Accounting Firm. The statement of condition and the related portfolio included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statement filed by your Portfolio with the SEC. The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about your Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549.




TABLE OF CONTENTS
--------------------------------------------------------------------------------

          Title                                   Page


   BRIC Opportunity Portfolio..................     2
   Ardour Global Alternative Energy Portfolio..     6
   Cohen & Steers International
      Real Estate Portfolio....................    10
   Stanford Global Water Portfolio.............    16
   Notes to Portfolios.........................    21
   Report of Independent Registered
      Public Accounting Firm...................    22
   Statements of Condition ....................    23
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-2
   Risk Factors................................   A-3
   Public Offering.............................  A-10
   Retirement Accounts.........................  A-15
   Fee Accounts................................  A-15
   Rights of Unitholders.......................  A-15
   Portfolio Administration....................  A-18
   Taxation....................................  A-21
   Portfolio Operating Expenses................  A-22
   Other Matters...............................  A-24
   Additional Information......................  A-24


--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                       EMSPRO767

                                   PROSPECTUS
--------------------------------------------------------------------------------
                                  JUNE 19, 2008

                        BRIC Opportunity Portfolio 2008-3

                            Ardour Global Alternative
                             Energy Portfolio 2008-3

                          Cohen & Steers International
                          Real Estate Portfolio 2008-3

                     Stanford Global Water Portfolio 2008-3




                              Van Kampen Funds Inc.



               Please retain this prospectus for future reference


Van Kampen
Investments




                             Information Supplement


                       Van Kampen Unit Trusts, Series 767


--------------------------------------------------------------------------------

     This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus but is incorporated into the prospectus by reference. It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor's unit investment trust division at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

                                Table of Contents

                                                       Page


                           Risk Factors                   2
                           The Indexes                   11
                           Sponsor Information           12
                           Trustee Information           13
                           Taxation                      13
                           Portfolio Termination         15







Van Kampen
Investments





RISK FACTORS

     Price Volatility. Because the Portfolios invest in securities of U.S. and foreign companies, you should understand the risks of investing in securities before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the securities markets may worsen and the value of the securities (and therefore Units) will fall.

Securities are especially susceptible to general market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the securities in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell securities in response to market fluctuations as is common in managed investments.

     Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     Foreign Stocks. Because the Portfolios invest in foreign stocks, these Portfolios involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

     Foreign Currencies. The Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.

     Emerging Markets. An investment in Units of certain Portfolios should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets.

     Investing. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities. In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Portfolio could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

     Liquidity/Settlement. Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Portfolio is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

     Political. Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

     Trade. Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

     China. Investment in securities issued by companies organized, doing business or traded in China or its territorial possessions involves risks not typically associated with investments in securities of U.S. companies. For many centuries, the economy of the People's Republic of China was largely closed by geography as well as by government policy. Large-scale foreign investment in China's economy began during the middle of the 19th century and was curtailed after 1949 when the Communist government barred foreign investment. Political and economic structures in China are undergoing significant evolution and rapid development and may lack the social, political and economic stability characteristics of the United States. In 1978, China began implementing an economic reform program in an effort to revitalize the economy and improve the standard of living. Since that time, the Chinese government's economic policies have allowed for an increasing degree of liberalization from a centrally-planned economy to a more market-oriented economy. In October 1992, the National People's congress called for a "socialist market economy" in which full reign should be given to market forces with the government limiting its role to setting and implementing broad macro-economic policies. As part of the economic reforms, managers of enterprises have been granted more decision-making powers and responsibilities in relation to matters such as production, marketing, use of funds, and employment and disciplining of staff.

     Economic reform in China, designed to replace Communist style central planning, has proceeded largely by trial and error aimed at achieving the fastest possible change with the minimum social dislocation. The reform process has not always been even, however, it has generally proceeded in a direction toward increased openness and decentralization of economic decision-making. While there is a broad base of support for these reforms, there can be no assurance that current or future reforms in economic, trade and investment policies will be successful. Despite recent reforms, the Chinese Communist Party continues to play the leading role in formulating policy and selecting and providing personnel at all levels of government. In addition, a significant portion of China's output continues to be derived state-owned enterprises and, therefore, the Chinese government maintains control over a significant range of products, including the production obligations and prices of such products. Of course, there can be no assurance that reform efforts will be successful and in certain economies, such as the former Soviet-bloc countries, reform efforts have experienced difficulties.

     The development of China's economy has been characterized by the adoption, since 1953, of Five Year Plans and Twenty Year Plans carried out under the supervision of the State Planning Commission which reports to the State Council, China's highest executive body (the National People's Congress is the highest authority and law-making body).

     The Chinese economy is dependent on the economies of other Asian countries and can be significantly affected by currency fluctuations and increasing competition from Asia's other low-cost emerging economies. The stability of China's economic policies has however, increased following its membership in December 2001 in the World Trade Organization.

     The willingness and ability of the Chinese government to support the Chinese economy and market is uncertain. China has yet to develop comprehensive securities, corporate, or commercial laws, and its market is relatively new and undeveloped. Changes in government policy could significantly affect the markets in China. A small number of industries, including the commercial banking industry, which can be significantly affected by interest rate and currency fluctuations, changes in market regulation, and political and economic developments in the Asian region, represent a large portion of the Chinese market as a whole. Given the still-developing nature of laws impacting China region securities markets and corporate entities, changes in regulatory policy could have a material adverse affect on the Securities.

     Hong Kong. Hong Kong, established as a British colony in the 1840s, reverted to Chinese sovereignty effective July 1, 1997. On such date, Hong Kong became a Special Administrative Region ("SAR") of China. Hong Kong's new constitution is the Basic Law (promulgated by China in 1990). Prior to July 1, 1997, the Hong Kong government followed a laissez-faire policy toward industry. There were no major import, export or foreign exchange restrictions. Regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the past two decades through 1996, the gross domestic product (GDP) has tripled in real terms, equivalent to an average annual growth of 6%. The full impact of the Asian financial crisis, as well as current international economic instability, is likely to continue to have a negative impact on the Hong Kong economy in the future.

     Although China has committed by treaty to preserve for 50 years the economic and social freedoms enjoyed in Hong Kong prior to the reversion, the continuation of the economic system in Hong Kong will be dependent on the Chinese government, and there can be no assurance that the commitment made by China regarding Hong Kong will be maintained. Prior to the reversion, legislation was enacted in Hong Kong designed to extend democratic voting procedures for Hong Kong's legislature. China has expressed disagreement with this legislation, which it states is in contravention of the principles evidenced in the Basic Law of the Hong Kong SAR. The national People's Congress of China passed a resolution to the effect that the Legislative Council and certain other councils and boards of the Hong Kong Government were to be terminated on June 30, 1997. Such bodies have subsequently been reconstituted in accordance with China's interpretation of the Basic Law. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of your Portfolio. The Sponsor is unable to predict the level of market liquidity or volatility which may occur as a result of the reversion to sovereignty, both of which may negatively impact your Portfolio and the value of the Units.

     The currency crisis which affected a majority of Asian markets since mid-1997 has forced Hong Kong leaders to address whether to devalue the Hong Kong dollar or maintain its peg to the U.S. dollar. During the volatile markets of 1998, the Hong Kong Monetary Authority (the "HKMA") acquired the common stock of certain Hong Kong issuers on the Hong Kong Stock Exchange in an effort to stabilize the Hong Kong dollar and thwart currency speculators. Government intervention may hurt Hong Kong's reputation as a free market and increases concerns that authorities are not willing to let Hong Kong's currency system function autonomously. This may undermine confidence in the Hong Kong dollar's peg to the U.S. dollar. Any downturn in economic growth or increase in the rate of inflation in China or Hong Kong could have a materially adverse effect on the value of your Portfolio.

     Securities prices on the Hong Kong Stock Exchange can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 31% in October, 1997 as a result of speculation that the Hong Kong dollar would become the next victim of the Asian currency crisis, and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events in Tiananmen Square. The Hang Seng Index gradually climbed subsequent to the events at Tiananmen Square, but fell by 181 points on October 13, 1989 (approximately 6.5%) following a substantial fall in the U.S. stock markets. During 1994, the Hang Seng Index lost approximately 31% of its value. From January through August of 1998, during a period marked by international economic instability and a global currency crisis, the Hang Seng Index declined by nearly 27%.

     Alternative Energy Industry risk. An investment in Units of certain Portfolios should be made with an understanding of the characteristics of the alternative energy industry. Any negative impact on this industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of this industry before you invest.

     The alternative energy industry can be significantly affected by obsolescence of existing technology, short product cycles, falling prices and profits, competition from new market entrants and general economic conditions. Further, the alternative energy industry can be significantly affected by intense competition and legislation resulting in more strict government regulations and enforcement policies, and can be subject to risks associated with hazardous materials. The alternative energy industry can be significantly affected by fluctuations in energy prices and supply and demand of alternative energy fuels, energy conservation, the success of exploration projects and tax and other government regulations. The industry also can be significantly affected by the supply of and demand for specific products or services, the supply of and demand for oil and gas, the price of oil and gas, production spending, government regulation, world events and economic conditions.

     Shares in the companies involved in this industry have been significantly more volatile than shares of companies operating in other more established industries and shares of companies in certain Portfolios may be subject to sharp price declines. Certain valuation methods currently used to value companies involved in the alternative power and power technology sectors, particularly those companies that have not yet traded profitably, have not been in widespread use for a significant period of time. As a result, the use of these valuation methods may serve to increase further the volatility of certain alternative power and power technology company share prices. This industry sector is relatively nascent and under-researched in comparison to more established and mature sectors, and should therefore be regarded as having greater investment risk.

     Changes in U.S., European and other governments' policies towards alternative power and power technology also may have an adverse effect on certain Portfolios' performance.

     Certain Portfolios may invest in the shares of companies with a limited operating history, some of which may never have traded profitably. Investment in young companies with a short operating history is generally riskier than investment in companies with a longer operating history.

     Certain Portfolios being composed of securities issued by companies operating in a limited number of industries, will carry greater risk and may be more volatile than a portfolio composed of securities issued by companies operating in a wide variety of different industries. The price of crude oil, natural gas, electricity produced from traditional hydropower and that generated from nuclear power and possibly other as yet undiscovered energy sources could potentially have a negative impact on the competitiveness of renewable energies.

     General problems of the public utility and energy industries include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental, nuclear safety and other regulatory considerations, the difficulty of the capital markets absorbing utility debt and equity securities, the difficulty in obtaining fuel for electric generation at reasonable prices, regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer, and the effects of energy conservation. There is no assurance that public service commissions will grant rate increases in the future or that any such increases will be timely or adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities have been experiencing many of these problems in varying degrees. Furthermore, utility and energy stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, electric utility stock prices may be adversely affected as interest rates rise. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

     Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment. Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation with their customers, on the one hand, or suppliers, on the other. Recently, two California public electric utilities claimed inability to meet their obligations to their suppliers in the deregulated wholesale market for electricity due to regulatory restrictions on their ability to pass increasing costs along to their customers in the retail market. These defaults led their wholesale suppliers to threaten to institute involuntary bankruptcy proceedings against the utility companies. Subsequently, one of the utility companies filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code of 1978.

     Certain of the issuers of the Securities may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units.

     In view of the uncertainties discussed above, there can be no assurance that any utility company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on a company's financial condition, the results of its operations, its ability to make interest and principal payments on its outstanding debt or to pay dividends.

     Other general problems of the electric, gas and water utility industries (including state and local joint action power agencies) include rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy and environmental conservation efforts. Each of the problems referred to could adversely affect the ability of the issuers of any Securities to make dividend payments and the value of such Securities on redemption of your Units.

   Real Estate Investment Companies. Certain Portfolios invest in shares issued by real estate investment companies, domestic corporations or business trusts which invest primarily in income producing real estate or real estate related loans or mortgages. These companies are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. Thus, an investment in the Portfolio will be subject to risks similar to those associated with the direct ownership of real estate, in addition to securities markets risks, because of the Portfolio's concentration in the securities of companies in the real estate industry. These risks include:

    o   declines in the value of real estate,

    o   illiquidity of real property investments,

    o risks related to general U.S. and global as well as local economic conditions,

    o   dependency on management skill,

    o   heavy cash flow dependency,

    o   possible lack of availability of mortgage funds,

    o   excessive levels of debt or overleveraged financial structure,

    o   overbuilding,

    o   extended vacancies, or obsolescence, of properties,

    o   increase in competition,

    o   increases in property taxes and operating expenses,

    o   changes in zoning laws,

    o losses due to costs resulting from the clean-up of environmental problems,

    o liability to third parties for damages resulting from environmental problems,

    o   casualty or condemnation losses,

    o   economic or regulatory impediments to raising rents,

    o   changes in neighborhood values and buyer demand,

    o   changes in the appeal of properties to tenants, and

    o   changes in interest rates, tax rates or operating expenses.

   In addition to these risks, equity REITs may be more likely to be affected by changes in the value of the underlying property owned by the trusts. Further, REITs are dependent upon the management skills of the issuers and generally may not be diversified.

   The above factors may also adversely affect a borrower's or lessee's ability to meet its obligations to the REIT. In the event of a default by a borrower or lessee, the REIT may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.

   A significant amount of the assets of a REIT may be invested in investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings. The impact of economic conditions on REITs also varies with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. In addition, you should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to

     o    defaults by borrowers,

     o    the market's perception of the REIT industry generally,

     o the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and

     o the possibility of failing to maintain exemption from the Investment Company Act of 1940.

   A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.

   Some REITs in the Portfolio may be structured as UPREITs. An UPREIT owns an interest in a partnership that owns real estate. This can result in a potential conflict of interest between (1) shareholders of the REIT who may want to sell an asset and (2) other partnership interest holders who would be subject to tax liability if the REIT sells the property. In some cases, REITs have entered into "no sell" agreements, which are designed to avoid taxing the holders of partnership units by preventing the REIT from selling the property. This arrangement may mean that the REIT would refuse a lucrative offer for an asset or be forced to hold on to a poor asset. Since parties to "no sell" agreements often do not disclose them, the Sponsor does not know whether any of the REITs in the Portfolio have entered into this kind of arrangement.

   A REIT generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including (1) liability, (2) fire and (3) extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the REIT's properties are at risk in their particular locales. The management of a REIT uses its discretion in determining (1) amounts, (2) coverage limits and (3) deductibility provisions of insurance. They aim to acquire appropriate insurance on their investments at reasonable costs and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and several other factors might make it unfeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds that a REIT receives might not be adequate to restore its economic position with respect to that property.

   Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability (1) whether or not the owner or operator caused or knew of the presence of the hazardous or toxic substances and (2) whether or not the storage of the substances was in violation of a tenant's lease. In addition, (1) the presence of hazardous or toxic substances, or (2) the failure to remediate the property properly, may hinder the owner's ability to borrow using that real property as collateral. We can not give any assurance that one or more of the REITs in the Portfolio may not be currently liable or potentially liable for any of these costs in connection with real estate assets they presently own or subsequently acquire while the shares of those REITs are held in the Portfolio.

   Telecommunications Issuers. Because certain Portfolios are also concentrated in the telecommunications industry, the value of the Units may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation, and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

   Several recent high-profile bankruptcies of large telecommunications companies have illustrated the potentially unstable condition of telecommunications companies. High debt loads that were accumulated during the industry growth spurt of the 1990s are catching up to the industry, causing debt and stock prices to trade at distressed levels for many telecommunications companies and increasing the cost of capital for needed additional investment. At the same time, demand for some telecommunications services has fallen sharply, as several key markets have become oversaturated, some local customers have switched to substitute providers and technologies, and corporate profits and the economy generally remain weak. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technologies. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny. Due to these and other factors, the risk level of owning the securities of telecommunications companies has increased substantially and may continue to rise.

   While a portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Portfolio may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.

   In addition, recent federal legislation governing the United States telecommunications industry remains subject to judicial review and additional interpretation, which may adversely affect the companies whose securities are held by a Portfolio.

     Water Utility & Infrastructure. Certain Portfolios invest exclusively in water utility and infrastructure stocks. General problems of such issuers include the imposition of rate caps, increased competition due to deregulation, the difficulty in obtaining an adequate return on invested capital or in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, and the capital market's ability to absorb utility debt. In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and water conservation may cause difficulties for water utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

     Today, the water industry represents the third largest industry in the world behind oil and electricity. The water industry is comprised of many companies that provide products and services geared toward the collection, conveyance, treatment and monitoring/analysis of water and wastewater for multiple purposes. Water is by far the most stable of all commodities due to the constant demand and uninterrupted supply. In the developing world, dirty water is a major health problem. In developed countries, demand is ever-increasing while water infrastructure is falling apart. The fact is, clean and cheap water is no longer something we can take for granted. Infrastructure. The ever-increasing population and demands from industrial output continue to strain the aging water infrastructure. This has placed pressure on governments to rehabilitate their water infrastructure systems and raise the standards for quality and enforcement. Consider the following: In the United States, as much as $1 trillion is needed over the next 20 years to upgrade and replace the nation's aging and deteriorating water infrastructure. The vice minister for construction in China estimates that the country needs to invest $241 billion by 2010 to improve the distribution and quality of water in its cities. There are approximately 54,000 community water systems in the United States serving roughly 268 million people. The majority of the population is being served by government-owned water systems. The bulk of these systems tend to be small (serving less than 3,300 customers) and typically do not have the capital resources to meet the challenge of maintaining the system as well as making necessary improvements. The current environment may provide an opportunity for privately owned utilities, which together currently serve only a small percentage of the population, to acquire these smaller systems for prices that provide a very high return on invested capital and allow for significant economies of scale.

     Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

     The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Portfolios which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

     Liquidity. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     Additional Units. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because a Portfolio will pay brokerage fees.

     Voting. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

THE INDEXES

     The Sponsor, on behalf of certain Portfolios, has entered into a license agreement with Standard & Poor's under which certain Portfolios are granted a license to use certain trademarks and tradenames, to the extent the Sponsor deems appropriate and desirable under federal and state securities laws to indicate the source of the index as a basis for determining the composition of the Portfolio. "Standard & Poor's" and its affiliates, "S&P/TOPIX 150" and "S&P" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by Van Kampen Funds Inc. and certain Portfolios. The Portfolios are not sponsored, managed, sold or promoted by Standard & Poor's.

     The Portfolios are not sponsored, endorsed, sold or promoted by Ardour Global Indexes, LLC, ("AGI"). AGI makes no representation or warranty, express or implied, to the owners of the Portfolios or any member of the public regarding the advisability of investing in securities generally or in the Portfolios particularly or the ability of the AGIXL Index to track the performance of the alternative energies market. AGI's only relationship to the Sponsor is the licensing of certain service marks and trade names of AGI and of the AGIXL Index that is determined, composed and calculated by AGI without regard to the Sponsor or the Portfolios. AGI has no obligation to take the needs of the Sponsor or the Unitholders of the Portfolios into consideration in determining, composing or calculating the AGIXL Index. AGI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Portfolios to be issued or in the determination or calculation of the equation by which the Portfolios is to be converted into cash. AGI has no obligation or liability in connection with the administration, marketing or trading of the Portfolios.

     AGI DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE AGIXL index OR ANY DATA INCLUDED THEREIN AND AGI SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. AGI MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY SPONSOR, OWNERS OF THE PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE AGI Index(es) OR ANY DATA INCLUDED THEREIN. AGI MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE AGIXL index OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL AGI HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

     The AGIXL Index is calculated by Dow Jones Indexes, a business unit of Dow Jones & Company, Inc. ("Dow Jones"). Certain Portfolios based on the AGIXL Index, are not sponsored, endorsed, sold or promoted by Dow Jones Indexes, and Dow Jones Indexes makes no representation regarding the advisability of investing in such product(s).

     Dow Jones, its affiliates, sources and distribution agents (collectively, the "Index Calculation Agent") shall not be liable to the Sponsor, any customer or any third party for any loss or damage, direct, indirect or consequential, arising from (i) any inaccuracy or incompleteness in, or delays, interruptions, errors or omissions in the delivery of the AGIXL Index or any data related thereto (the "Index Data") or (ii) any decision made or action taken by the Sponsor, any customer or third party in reliance upon the Index Data. The Index Calculation Agent does not make any warranties, express or implied, to the Sponsor, any of its customers or any one else regarding the Index Data, including, without limitation, any warranties with respect to the timeliness, sequence, accuracy, completeness, currentness, merchantability, quality or fitness for a particular purpose or any warranties as to the results to be obtained by the Sponsor, any of its customers or other person in connection with the use of the Index Data. The Index Calculation Agent shall not be liable to the Sponsor, its customers or other third parties for loss of business revenues, lost profits or any indirect, consequential, special or similar damages whatsoever, whether in contract, tort or otherwise, even if advised of the possibility of such damages.

SPONSOR INFORMATION


   Van Kampen Funds Inc. is the Sponsor of the Portfolios. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that services more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $107 billion under management or supervision as of April 30, 2008. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that provides a wide range of investment banking securities, investment management and wealth management services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 522 Fifth Avenue, New York, New York 10036. As of April 30, 2008, the total stockholders' equity of Van Kampen Funds Inc. was $149,214,929 (unaudited). (This paragraph relates only to the Sponsor and not to the Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).


     Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 12217, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TAXATION

     The prospectus contains a discussion of certain U.S. federal income tax issues concerning the Portfolios and the purchase, ownership and disposition of Portfolio Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Portfolio Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

     The federal income tax summary below and in the prospectus is based in part on the advice of counsel to the Portfolios. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be held by the Portfolios. This may not be sufficient for prospective investors to use for the purpose of avoiding penalties under federal tax law.

     The Portfolios intend (i) to elect and (ii) to qualify annually as a regulated investment company under the Code and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its Unitholders.

     To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, the Portfolio must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from certain publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Portfolio's assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Portfolio's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Portfolio controls and are engaged in the same, similar or related trades or businesses, or the securities of certain publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income each taxable year.

     As a regulated investment company, the Portfolio generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. The Portfolio intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If the Portfolio retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, the Portfolio distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed during those years. To prevent application of the excise tax, the Portfolio intends to make its distributions in accordance with the calendar year distribution requirement. Further, if the Portfolio retains any net capital gain, the Portfolio may designate the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Portfolio against their federal income tax liabilities if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by the Portfolio in October, November or December with a record date in such a month and paid by the Portfolio during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

     If the Portfolio failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Portfolio would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxed to Unitholders as ordinary dividend income.

   If a Portfolio is treated as holding directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a "controlled foreign corporation" (a "CFC") from a U.S. tax perspective. In such circumstances, a Portfolio will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the Portfolio's taxable income whether or not such income is distributed.

   If a Portfolio holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Portfolio could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. A Portfolio will not be able to pass through to its Unitholders any credit or deduction for such taxes. A Portfolio may be able to make an election that could ameliorate these adverse tax consequences. In this case, a Portfolio would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, a Portfolio might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as qualified dividend income.

PORTFOLIO TERMINATION

     A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 45 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Portfolio. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

     The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Portfolios. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.





                       CONTENTS OF REGISTRATION STATEMENTS

     This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The prospectus
         The signatures
         The consents of independent public accountants and legal counsel

     The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 439 (File No. 333-113234) dated April 27, 2004.

     2.2  License and Consulting Agreements. Reference is also made to Exhibit
          2.2 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 552 (File No. 333-129913) dated December 14, 2005, Van Kampen Unit Trusts, Series 601 (File No. 333-136786) dated September 7, 2006, Van Kampen Unit Trusts, Series 605 (File No. 333-136766) dated September 14, 2006, Van Kampen Unit Trusts, Series 646 (File No. 333-141263) dated March 22, 2007 and Van Kampen Unit Trusts, Series 676 (File No. 333-142510) dated June 21, 2007.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.3  Opinion of counsel as to the Trustee and the Trust.

     4.1  Consent of initial evaluator.

     4.2  Consent of independent registered public accounting firm.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 744 (file No. 333-149060) dated March 18, 2008.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 744 (File No. 333-149060) dated March 18, 2008.



                                   SIGNATURES

         The Registrant, Van Kampen Unit Trusts, Series 767 hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; Van Kampen Unit Trusts, Series 427, Series 450, Series 454, Series 473, Series 486, Series 522, Series 573, Series 596, Series 615, Series 639, Series 664, Series 684, Series 711 and Series 687 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Unit Trusts, Series 767 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 19th day of June, 2008.

                                              Van Kampen Unit Trusts, Series 767
                                                        By Van Kampen Funds Inc.


                                                          By /s/ JOHN F. TIERNEY
                                                      --------------------------
                                                              Executive Director

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on June 19, 2008 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Jerry Miller                        Managing Director                         )

Edward C. Wood, III                 Managing Director                         )

                                                             /s/ John F. Tierney
                                                              ------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------

     * An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.